March 10, 2005

Via facsimile to 416-703-1707 and U.S. mail
Mr. Frederick Fisher
Golden Hope Resources Corp.
1155 W. Pender Street, Suite 708
Vancouver, BC, Canada  V6E 2P4

RE:	Golden Hope Resources Corp.
	Form 8-K filed March 8, 2005
            File No. 0-50906


Dear Mr. Fisher:

	We have the following comments with regard to the above referenced filing. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Please revise the second paragraph of your disclosure to
indicate that
the period covered by the former auditor`s report was July 25,
2003
(inception) to December 31, 2003.

2. As noted in our telephone conversation today, please replace references to Jason Griffiths with his proper name and firm affiliation. We noted that Jason F. Griffith is a licensed CPA in Nevada affiliated with the firm Franklin Griffith & Associates which is registered with the PCAOB, as required.

3. Please remove references to engaging an independent chartered accountant in the fifth paragraph.

4. Please obtain an updated letter from the former auditor addressing the revised disclosures in the filing.


 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please file the supplemental information requested above within 10 business days from the date of this letter as correspondence on EDGAR.
The amendment requested above should be filed as promptly as possible and should be reviewed by the former accountants. The letter required by
Exhibit 16 should cover the revised disclosures. Any questions regarding the above should be directed to me at (202) 942-2873, or in my absence, to
Robert Benton at (202) 942-1811.

							Sincerely,


							Gabrielle Malits
						            Staff Accountant